SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-11368

(Check one)

[ ] Form 10-K   [X] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

For period ended: December 31, 1999

[  ]  Transition Report on Form 10-K       [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F       [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the transition period ended:

Nothing in this form shall be construed to imply that he Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:                    PARAGON TRADE BRANDS, INC.
Former name if applicable:
Address of principal executive office:      180 Technology Parkway
City, State and zip code:                   Norcross, GA  30092


                                     PART II

                             RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.



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                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company retained Ernst & Young LLP ("Ernst & Young") as its independent accountant in mid-April of 2000. Ernst & Young has completed its audit of the 1999 audited financial statements for the Paragon Retirement Investment Savings Management Plan (the "Plan") to which the subject Form 11-K relates, and has consented to inclusion of its report in the financial statements for the Plan. The included financial statements also present the audited financial statements of the Plan for the 1998 plan year which audit was conducted by the Company's predecessor independent accountant, Arthur Andersen LLP ("Arthur Andersen"). As such, the Company must also obtain Arthur Andersen's consent to incorporation of its 1998 report into the 1999 financial statements for the Plan. Arthur Andersen will not have an opportunity to review such financial statements and provide its consent in time for the Company to file the Form 11-K by June 28, 2000.


                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Alan J. Cyron              (678)            969-5200
(Name)                     (Area code)      (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes          [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]  Yes         [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           PARAGON TRADE BRANDS, INC.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      JUNE 28, 2000                      By:        /S/ KATHY L. EVENSON
         ---------------------------                   -------------------------
                                              Name:    Kathy L. Evenson
                                              Title:   Director, Human Resources










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